UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines

Case Postale 54

CH-1211 Geneva 20

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Media Release

FOR IMMEDIATE RELEASE

SERONO DELIVERS SECOND QUARTER EPS OF $12.92, UP 25.2% ON ADJUSTED* BASIS

- Strong operating margin of 29.0% of revenues -

Geneva, Switzerland, July 26, 2006 – Serono (virt-x: SEO and NYSE: SRA), today reported its second quarter results for the period ended June 30, 2006.

Key Points for Second Quarter 2006

•      Record total revenues of $699.2m with product sales of $628.7m

•                  Rebif® worldwide sales up 10.9% (+11.4% in local currencies) to $361.6m

•                  Reported net income of $189.2m up 25.9% on an adjusted* basis

•                  Basic EPS of $12.92 per bearer share and $0.32 per ADS

•                  H1 2006 product sales growth of 8.0% in local currencies, in line with full-year guidance of high single-digit growth

•                  2006 EPS guidance of $45.00 per bearer share reiterated

•                  Decision to move atacicept (TACI-Ig) into Phase 2 in rheumatoid arthritis and preliminary positive Phase 1b results in systemic lupus erythematosus

“We have a solid business platform generating strong cash flow, as well as the financial strength and capability to execute value creating transactions,” said Ernesto Bertarelli, Chief Executive Officer. “We are entering an exciting, new chapter at Serono and I am confident that we will achieve our strategy for growth.”

“Given our financial performance in the first half of 2006, we are on track to achieve our EPS guidance of $45.00,” said Stuart Grant, Chief Financial Officer.  “Our EPS growth is driven by the strength of our operating margin which increased by an impressive eight percentage points in the first half of the year to 29.5% of total revenues.”

*                    Non-IFRS financial measures included in order to permit assessment of the performance of the company’s underlying business for the quarter were a $30.0m ($28.5m after-tax) gain on sale of investment in Celgene and a $3.7m write down of investment in CancerVax in Q2 2005.

Financial Performance

Total revenues increased by 3.3%, or 3.9% in local currencies, to $699.2m in the second quarter of 2006 (Q2 2005: $676.8m).  Product sales grew 2.8%, or 3.3% in local currencies, to $628.7m compared to a strong quarter last year (Q2 2005: $611.5m).  Excluding the impact on sales of the Bourn Hall clinic management buyout and the sale of a non-core business, TerraCell S.A., in 2005, as well as the introduction of generics of Novantrone® in early April 2006, sales growth was 7.0% in local currencies in the second quarter of 2006.  Royalty and license income increased by 8.0% to $70.5m (Q2 2005: $65.3m).

Gross margin was strong at 88.2% of product sales (Q2 2005: 87.8%).  Selling, General and Administrative expenses were up 5.1% to $233.7m (Q2 2005: $222.5m).  Research and Development expenses were down 10.6% to $130.3m (Q2 2005: $145.8m) reflecting the completion of a number of Phase 3 trials last year, the transfer of the Serono Genetics Institute and the Bourn Hall clinic management buyout.  Other operating expenses were down 12.2% to $58.2m (Q2 2005: $66.3m), largely due to lower royalty expense related to Novantrone®.

Operating income in the second quarter of 2006 was up 21.1% to $203.0m (Q2 2005: $167.7m) with an operating margin of 29.0% of total revenues (Q2 2005: 24.8% of total revenues).

Financial income was $18.5m (Q2 2005: $43.7m) and financial expense was $6.1m (Q2 2005: $10.0m).  The second quarter of 2005 included an exceptional gain of $30.0m resulting from the sale of an equity holding in Celgene, Inc. and a write-down of $3.7m related to impairment in value of an equity stake in CancerVax.

Net income in the second quarter of 2006 was $189.2m up 8.1% or 25.9% on adjusted* basis (Q2 2005: $175.1m reported, $150.3m adjusted*).  Basic earnings per share in the second quarter of 2006 were up 7.5%, or 25.2% on adjusted* basis, to $12.92 per bearer share (Q2 2005: $12.02, $10.32 adjusted*) and $0.32 per American Depositary Share (Q2 2005: $0.30, $0.26 adjusted*).

For the first six months, net cash flow from operating activities before change in working capital was $495.3m (H1 2005: $354.1m), or $355.3m after change in working capital (H1 2005:  $177.1m).  The company’s liquid financial assets were $1.8 billion at the end of the second quarter 2006.

As of June 30, 2006, there were 14,647,162 outstanding equivalent bearer shares of Serono S.A., net of treasury shares.  The total weighted average number of equivalent bearer shares of Serono S.A. was 14,645,802 for the three months ending June 30, 2006.

Key Product Sales

In the second quarter of 2006, Rebif® had a solid performance with sales of $361.6m, up 10.9%, or 11.4% in local currencies (Q2 2005: $326.0m).  Rebif® continues to be the best-selling therapy for multiple sclerosis outside the US, with sales of $242.5m, growing 5.5%, or 6.0% in local currencies (Q2  2005: $229.8m).  Four years after

*                    Non-IFRS financial measures included in order to permit assessment of the performance of the company’s underlying business for the quarter were a $30.0m ($28.5m after-tax) gain on sale of investment in Celgene and a $3.7m write down of investment in CancerVax in Q2 2005.

launch in the US, Rebif® maintains its strong growth and reached US sales of $119.0m, up 23.7% (Q2 2005: $96.2m).

In July 2006, Serono announced that the European Commission has approved an update of the Summary of Product Characteristics of Rebif® in order to align it with current medical practice.  Throughout Europe, Rebif® is now approved for use after the diagnosis of multiple sclerosis has been confirmed based on one attack and subsequent positive magnetic resonance imaging scans.

Sales of Gonal-f® were $139.3m (Q2 2005: $149.9m), in line with the first quarter of 2006.  Global sales of supporting products (Ovidrel®, Cetrotide®, Crinone® and Luveris®) were up 6.9%, or 7.5% in local currencies to $23.8m (Q2 2005: $22.2m).

Saizen® sales were $53.8m (Q2 2005: $53.6m), a growth of 7.6% over the first quarter of 2006.  Serostim® sales were stable at $17.3m (Q2 2005: $17.3m).  In Q2 2006, Serono submitted a Supplemental New Drug Application to the U.S. Food and Drug Administration for recombinant human growth hormone in HIV-associated adipose redistribution syndrome.

Sales of Raptiva®, the only biological therapy specifically developed for  the treatment of psoriasis, were $17.0m in the second quarter 2006 (Q2 2005: $7.4m), a growth of 24.3% over the first quarter of 2006.  The focus for 2006 is on increasing market penetration by leveraging the strong clinical data including the recently published CLEAR study and differentiating Raptiva® from TNF blockers. In July the first large-scale pharmaco-epidemiological study in psoriasis in Europe, CLEARESTTM, was initiated.  This prospective, seven-year study in 7,000 patients with moderate-to-severe plaque psoriasis is further assessing the long-term safety of Raptiva in clinical practice.

Novantrone® sales in the second quarter of 2006 were $5.4m, down 70.4%, consequent to the introduction of generics of mitoxantrone in the US in April 2006 (Q2 2005: $18.3m).

R&D News

In June, favorable results from a Phase 1b clinical trial with atacicept (TACI-Ig) in rheumatoid arthritis were presented at the 7th Annual European Congress of Rheumatology.  Atacicept was well tolerated across the full range of dose levels and schedules tested, and clear biologic effect was observed.  Based on these promising results, Serono and ZymoGenetics expect to begin the Phase 2 clinical program of atacicept in patients with rheumatoid arthritis in the second half of 2006.

In July, preliminary results of two Phase 1b studies in systemic lupus erythematosus indicate that atacicept demonstrated a favorable tolerability profile and that biological activity consistent with the mode of action was observed.  Full results of these studies are planned to be presented at a medical meeting later this year.

Lastly, during the quarter it was announced that the novel fully human anti-CD3 monoclonal antibody, NI-0401, being developed in collaboration with NovImmune, has moved into a proof-of-concept trial in patients suffering from moderate-to-severe Crohn’s Disease.  This study is looking at the safety, tolerability and pharmacokinetics of intravenously administered NI-0401.

Conference Call and Webcast

Serono will hold a conference call on July 27, 2006, starting at 11:00 am US Eastern Time (17:00 Central European Time) during which Serono Management will present the Company’s Second Quarter 2006 Results.  To join the telephone conference please dial 1 412 858 4600 (from the US), 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK) and +41 91 610 5600 (from elsewhere).  The event will also be relayed by live audio webcast, which interested parties may access via Serono’s Corporate home page, www.serono.com.  A link to the webcast will be provided immediately prior to the event and will be available for replay following the event.  Additionally, the webcast will be available for replay until close of business on August 31, 2006.

###

Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation.  Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim. Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:		Investor Relations:
Tel:	+41-22-739 36 00	Tel:	+41-22-739 36 01
Fax:	+41-22-739 30 85	Fax:	+41-22-739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:		Investor Relations:
Tel.	+1 781 681 2340	Tel.	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
http://www.seronousa.com

On the following pages, there are:

•                  Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 6 months ended June 30, 2006 and 2005.

•                  Consolidated income statements for the 3 and 6 months ended June 30, 2006 and 2005; adjusted net income and adjusted earnings per share for the 3 and 6 months ended June 30, 2006 and 2005; the consolidated balance sheets as of June 30, 2006 and December 31, 2005; the consolidated statements of changes in equity as of June 30, 2006 and 2005; the consolidated statements of cash flows for the 6 months ended June 30, 2006 and 2005; the selected explanatory notes to the consolidated financial statements.  These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards.

Sales by therapeutic area

	Three Months Ended June 30, 2006			Three Months Ended June 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Neurology	363.3	57.8%	9.5%	331.6	54.2%
Reproductive Health	170.2	27.1%	(5.4)%	179.8	29.4%
Growth & Metabolism	71.3	11.3%	0.3%	71.1	11.6%
Dermatology	17.0	2.7%	130.3%	7.4	1.2%
Others	7.0	1.1%	(67.6)%	21.6	3.5%

Total sales (US$ million)	$628.7	100%	2.8%	$611.5	100%

Sales by geographic region

	Three Months Ended June 30, 2006			Three Months Ended June 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	289.5	46.1%	4.3%	277.6	45.4%
North America	220.0	35.0%	1.6%	216.6	35.4%
Latin America	35.2	5.6%	8.7%	32.4	5.3%
Others	84.0	13.3%	(1.1)%	85.0	13.9%

Total sales (US$ million)	$628.7	100%	2.8%	$611.5	100%

Sales by therapeutic area

	Six Months Ended June 30, 2006			Six Months Ended June 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Neurology	695.8	56.9%	10.5%	629.4	54.1%
Reproductive Health	337.5	27.6%	(2.3)%	345.3	29.7%
Growth & Metabolism	137.3	11.2%	(0.1)%	137.5	11.8%
Dermatology	30.6	2.5%	159.0%	11.8	1.0%
Others	22.4	1.8%	(42.5)%	38.9	3.3%

Total sales (US$ million)	$1’223.5	100%	5.2%	$1’162.9	100%

Sales by geographic region

	Six Months Ended June 30, 2006			Six Months Ended June 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	554.9	45.4%	2.3%	542.5	46.6%
North America	434.9	35.5%	8.3%	401.4	34.5%
Latin America	65.7	5.4%	6.3%	61.9	5.3%
Others	168.0	13.7%	6.9%	157.1	13.5%

Total sales (US$ million)	$1’223.5	100%	5.2%	$1’162.9	100%

-more-

TOP TEN PRODUCTS

		Three Months Ended June 30, 2006			Three Months Ended June 30, 2005
	* TA	$ million	% of sales	% change $	$ million	% of sales
Rebif®	MS	361.6	57.5%	10.9%	326.0	53.3%
Gonal-f®	RH	139.3	22.2%	(7.1)%	149.9	24.5%
Saizen®	Growth	53.8	8.6%	0.4%	53.6	8.8%
Serostim®	Wasting	17.3	2.8%	0.4%	17.3	2.8%
Raptiva®	Dermatology	17.0	2.7%	130.4%	7.4	1.2%
Ovidrel®	RH	7.1	1.1%	11.2%	6.3	1.0%
Cetrotide®	RH	6.9	1.1%	11.6%	6.2	1.0%
Crinone®	RH	6.9	1.1%	5.5%	6.5	1.1%
Novantrone®	MS/Oncology	5.4	0.9%	(70.4)%	18.3	3.0%
Metrodin-HP®	RH	3.6	0.6%	(11.8)%	4.1	0.7%

		Six Months Ended June 30, 2006			Six Months Ended June 30, 2005
	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	688.5	56.3%	11.2%	618.9	53.2%
Gonal-f®	RH	278.4	22.8%	(3.3)%	287.9	24.8%
Saizen®	Growth	103.7	8.5%	2.3%	101.4	8.7%
Serostim®	Wasting	33.1	2.7%	(6.8)%	35.5	3.1%
Raptiva®	Dermatology	30.6	2.5%	159.0%	11.8	1.0%
Novantrone®	MS/Oncology	22.8	1.9%	(33.4)%	34.3	2.9%
Ovidrel®	RH	13.9	1.1%	15.5%	12.1	1.0%
Cetrotide®	RH	13.6	1.1%	9.5%	12.4	1.1%
Crinone®	RH	12.9	1.1%	6.6%	12.1	1.0%
Metrodin-HP®	RH	6.3	0.5%	(14.1)%	7.3	0.6%

* Therapeutic Areas
RH	= Reproductive Health	Wasting	= AIDS Wasting
MS	= Multiple Sclerosis	Growth	= Growth Retardation
Oncology	= Oncology	Dermatology	= Dermatology

Second Quarter Consolidated Income Statements (unaudited)

Three months ended June 30	2006	% of Revenues	% change	2005	% of Revenues
	US$’000			US$’000

Revenues
Product sales	628,681		2.8%	611,487
Royalty and license income	70,493		8.0%	65,269
Total Revenues	699,174	100.0%	3.3%	676,756	100.0%
Operating Expenses
Cost of product sales	(73,877)			(74,525)
% of Sales	11.8%			12.2%
Selling, general and administrative	(233,747)	33.4%	5.1%	(222,466)	32.9%
Research and development	(130,334)	18.6%	(10.6)%	(145,785)	21.5%
Other operating expense, net	(58,244)	8.3%	(12.2)%	(66,312)	9.8%
Total Operating Expenses	(496,202)	71.0%	(2.5)%	(509,088)	75.2%
Operating Income	202,972	29.0%	21.1%	167,668	24.8%
Financial income	18,533			43,749
Financial expense	(6,091)			(9,973)
Foreign currency (loss) / gain, net	(2,443)			1,478
Share of (loss) / profit of associates	(413)			15
Income Before Taxes	212,558	30.4%	4.7%	202,937	30.0%
Taxes	(23,271)			(27,626)
Net Income	189,287	27.1%	8.0%	175,311	25.9%
Attributable to:
Minority interest	59			187
Equity holders of Serono S.A.	189,228	27.1%	8.1%	175,124	25.9%

Three months ended June 30	2006	% change	2005
	US$		US$

Basic Earnings per Share
- Bearer shares	12.92	7.5%	12.02
- Registered shares	5.17	7.5%	4.81
- American depositary shares	0.32	7.5%	0.30

Diluted Earnings per Share
- Bearer shares	12.78	7.3%	11.90
- Registered shares	5.11	7.3%	4.76
- American depositary shares	0.32	7.3%	0.30

Quarterly Basic Earnings per Share is calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net Income attributable to bearer equity holders of Serono S.A., $132.3 million for the three months ended June 30, 2006 (June 30, 2005: $122.2 million), by the weighted average number of shares outstanding during the period presented. This is 10,240,586 bearer shares (2005: 10,161,095) and 11,013,040 registered shares (2005: 11,013,040). The total weighted average number of bearer shares is 14,645,802 (June 30, 2005: 14,566,311) for the three months ended June 30, 2006. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings per bearer share.

For quarterly Diluted Earnings per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate the Diluted Earnings per Share for the three months ended June 30, 2006 was 10,685,403 (June 30, 2005: 10,609,689).

The accompanying selected explanatory notes form an integral part of these financial statements.

Consolidated Income Statements (unaudited)

		% of			% of
Six months ended June 30	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000
Revenues
Product sales	1,223,532		5.2%	1,162,900
Royalty and license income	143,110		24.2%	115,237
Total Revenues	1,366,642	100.0%	6.9%	1,278,137	100.0%

Operating Expenses
Cost of product sales	(142,631)			(133,995)
% of Sales	11.7%			11.5%
Selling, general and administrative	(445,236)	32.6%	1.9%	(437,115)	34.2%
Research and development	(253,278)	18.5%	(16.1)%	(302,059)	23.6%
Other operating expense, net	(122,515)	9.0%	(85.7)%	(854,735)	66.9%
Total Operating Expenses	(963,660)	70.5%	(44.2)%	(1,727,904)	135.2%
Operating Income / (Loss)	402,982	29.5%	189.6%	(449,767)	(35.2)%

Financial income	42,423			55,791
Financial expense	(12,418)			(20,597)
Foreign currency (loss) / gain, net	(3,489)			2,247
Share of (loss) / profit of associates	(585)			26
Income / (Loss) Before Taxes	428,913	31.4%	204.0%	(412,300)	(32.3)%
Taxes	(59,619)			20,434
Net Income / (Loss)	369,294	27.0%	194.2%	(391,866)	(30.7)%
Attributable to:
Minority interest	119			759
Equity holders of Serono S.A.	369,175	27.0%	194.0%	(392,625)	(30.7)%

Six months ended June 30	2006	% change	2005
	US$		US$
Basic Earnings / (Loss) per Share
- Bearer shares	25.21	193.5%	(26.96)
- Registered shares	10.09	193.5%	(10.78)
- American depositary shares	0.63	193.5%	(0.67)

Diluted Earnings / (Loss) per Share
- Bearer shares	24.90	192.4%	(26.96)
- Registered shares	9.96	192.4%	(10.78)
- American depositary shares	0.62	192.4%	(0.67)

Basic Earnings / (Loss) per Share is calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net Income / (Loss) attributable to bearer equity holders of Serono S.A., $258.1 million for the six months ended June 30, 2006 (June 30, 2005: net loss of $273.9 million), by the weighted average number of shares outstanding during the period presented, being 10,237,254 bearer shares (2005: 10,158,113) and 11,013,040 registered shares (2005: 11,013,040). The total weighted average number of bearer shares is 14,642,470 (June 30, 2005: 14,563,329) for the six months ended June 30, 2006. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings / (Loss) per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings / (Loss) per bearer share.

For Diluted Earnings / (Loss) per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate the Diluted Earnings per Share for the six months ended June 30, 2006 was 10,699,936. The effect of outstanding stock options and the convertible bond were excluded from the calculation of Diluted Loss per Share for the six months ended June 30, 2005 as they were anti-dilutive.

The accompanying selected explanatory notes form an integral part of these financial statements.

Adjusted net income and adjusted earnings per share

		% of			% of
Six months ended June 30	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000
Net Income / (Loss) as reported	369,294	27.0%	194.2%	(391,866)	(30.7)%
Gain on sale of investment in Zymogenetics	(8,365)			—
Litigation expense and related costs	—			725,000
Tax impact on litigation expense and related costs	—			(64,525)
Gain on sale of investment in Celgene	—			(29,963)
Tax impact on gain on sale of investment in Celgene	—			1,439
Impairment loss on investment in CancerVax	—			8,440
Adjusted Net Income	360,929	26.4%	45.2%	248,525	19.4%
Attributable to:
Minority interest	119			759
Equity holders of Serono S.A.	360,810	26.4%	45.6%	247,766	19.4%

		Adjusted basis
Six months ended June 30	Adjusted basis 2006	% change	Adjsuted basis 2005
	US$		US$
Basic Earnings per Share
- Bearer shares	24.64	44.8%	17.01
- Registered shares	9.86	44.8%	6.81
- American depositary shares	0.62	44.8%	0.43

Diluted Earnings per Share
- Bearer shares	24.35	43.4%	16.99
- Registered shares	9.74	43.4%	6.79
- American depositary shares	0.61	43.4%	0.42

		% of			% of
Three months ended June 30	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000
Net Income / (Loss) as reported	189,287	27.1%	8.0%	175,311	25.9%
Gain on sale of investment in Celgene	—			(29,963)
Tax impact on gain on sale of investment in Celgene	—			1,439
Impairment loss on investment in CancerVax	—			3,740
Adjusted Net Income	189,287	27.1%	25.7%	150,527	22.2%
Attributable to:
Minority interest	59			187
Equity holders of Serono S.A.	189,228	27.1%	25.9%	150,340	22.2%

		Adjusted basis
Three months ended June 30	Adjusted basis 2006	% change	Adjsuted basis 2005
	US$		US$
Basic Earnings per Share
- Bearer shares	12.92	25.2%	10.32
- Registered shares	5.17	25.2%	4.13
- American depositary shares	0.32	25.2%	0.26

Diluted Earnings per Share
- Bearer shares	12.78	24.6%	10.25
- Registered shares	5.11	24.6%	4.10
- American depositary shares	0.32	24.6%	0.26

Adjusted net income and adjusted earnings per share are Non-IFRS financial measures and are not and should not be viewed as a substitute for IFRS reported net income and earnings per share. Non-IFRS financial measures are not standardized by IFRS and, therefore, have limits in its usefulness to investors and may not be comparable with the calculation of similar measures for other companies. Adjusted net income and adjusted earnings per share are an alternative view of performance used by management as they exclude those non-recurring, non-operational activities and transactions that are not necessarily relevant to understand the comparative operating performance of the company’s underlying business for the period.

Consolidated Balance Sheets (unaudited)

As of	June 30, 2006	December 31, 2005
	US$’000	US$’000
Assets
Current Assets
Cash and cash equivalents	1,022,894	358,853
Short-term available-for-sale financial assets	393,240	565,545
Trade accounts receivable	462,308	402,358
Inventories	259,247	248,476
Prepaid expenses and other current assets	249,855	199,189
Total Current Assets	2,387,544	1,774,421

Non-Current Assets
Tangible fixed assets	795,692	746,430
Intangible assets	327,728	341,382
Deferred tax assets	224,385	224,779
Investments in associates	5,254	5,446
Long-term available-for-sale financial assets	530,229	736,543
Other long-term assets	73,852	92,234
Total Non-Current Assets	1,957,140	2,146,814
Non-current assets classified as held for sale	12,725	—
Total Assets	4,357,409	3,921,235

Liabilities
Current Liabilities
Trade and other payables	326,614	343,525
Short-term financial debts	254,354	28,604
Income taxes	106,303	97,797
Deferred income - current	26,198	34,111
Provisions - current	24,402	29,291
Other current liabilities	159,215	183,396
Total Current Liabilities	897,086	716,724

Non-Current Liabilities
Long-term financial debts	503,507	635,039
Deferred tax liabilities	19,054	18,316
Deferred income - non-current	115,621	123,142
Provisions - non-current	127,406	108,607
Other long-term liabilities	130,343	148,465
Total Non-Current Liabilities	895,931	1,033,569
Total Liabilities	1,793,017	1,750,293

Shareholders’ Equity
Share capital	236,444	235,555
Share premium	526,166	500,605
Treasury shares	(370,018)	(372,724)
Retained earnings	2,085,755	1,803,929
Fair value and other reserves	54,396	14,654
Cumulative foreign currency translation adjustments	30,742	(11,988)
Total Shareholders’ Equity attributable to equity holders of Serono S.A.	2,563,485	2,170,031
Minority Interests	907	911
Total Shareholders’ Equity	2,564,392	2,170,942

Total Liabilities and Shareholders’ Equity	4,357,409	3,921,235

The accompanying selected explanatory notes form an integral part of these financial statements.

Consolidated Statements of Changes in Equity (unaudited)

	Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total Shareholders’ Equity attributable to equity holders of Serono S.A.	Minority interests	Total Shareholders’ Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2005
As previously reported	254,420	1,023,125	(987,489)	2,064,499	23,482	69,841	2,447,878	3,343	2,451,221
Effect of adopting revised IAS 39 - “Financial Instruments: Recognition and Measurement”	—	—	—	(28,547)	33,347	(2,245)	2,555	—	2,555
Effect of adopting IFRS 2 - “Share-Based Payment”	—	15,875	—	(15,527)	—	(348)	—	—	—
Balance as of January 1, 2005 as restated	254,420	1,039,000	(987,489)	2,020,425	56,829	67,248	2,450,433	3,343	2,453,776
Fair value adjustments on available-for-sale investments taken to equity	—	—	—	—	(22,073)	—	(22,073)	—	(22,073)
Transferred to income statement on sale of available-for-sale investments	—	—	—	—	(29,871)	—	(29,871)	—	(29,871)
Transferred to income statement for impairment of available-for-sale investments	—	—	—	—	8,486	—	8,486	—	8,486
Fair value adjustments on cash flow hedge taken to equity	—	—	—	—	(5,775)	—	(5,775)	—	(5,775)
Transferred to income statements on fair value loss on interest rate swaps	—	—	—	—	62	—	62	—	62
Serono share of equity recognized by associated companies	—	—	—	—	—	—	—	—	—
Foreign currency translation effect	—	—	—	—	—	(59,731)	(59,731)	—	(59,731)
Net (loss) / income recognized directly in equity	—	—	—	—	(49,171)	(59,731)	(108,902)	—	(108,902)
Net (loss) / income	—	—	—	(392,625)	—	—	(392,625)	759	(391,866)
Total recognized income and expense	—	—	—	(392,625)	(49,171)	(59,731)	(501,527)	759	(500,768)
Issue of share capital	638	19,036	3,063	—	—	—	22,737	—	22,737
Issue of call options on Serono shares	—	94	—	—	—	—	94	—	94
Share-based compensation	—	8,631	—	—	—	—	8,631	—	8,631
Dividend - bearer shares	—	—	—	(76,992)	—	—	(76,992)	—	(76,992)
Dividend - registered shares	—	—	—	(33,390)	—	—	(33,390)	—	(33,390)
Purchase of minorities	—	—	—	—	—	—	—	(3,147)	(3,147)
Balance as of June 30, 2005	255,058	1,066,761	(984,426)	1,517,418	7,658	7,517	1,869,986	955	1,870,941

The accompanying selected explanatory notes form an integral part of these financial statements.

	Share capital	Share premium	Treasury shares	Retained earnings	Fair value and other reserves	Cumulative foreign currency translation adjustments	Total Shareholders’ Equity attributable to equity holders of Serono S.A.	Minority interests	Total Shareholders’ Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2006	235,555	500,605	(372,724)	1,803,929	14,654	(11,988)	2,170,031	911	2,170,942
Fair value adjustments on available-for-sale investments taken to equity	—	—	—	—	37,840	—	37,840	—	37,840
Transferred to income statement on sale of available-for-sale investments	—	—	—	—	(8,582)	—	(8,582)	—	(8,582)
Transferred to income statement for impairment of available-for-sale investments	—	—	—	—	313	—	313	—	313
Fair value adjustments on cash flow hedge taken to equity	—	—	—	—	10,228	—	10,228	—	10,228
Transferred to income statements on fair value gain on interest rate swaps	—	—	—	—	(59)	—	(59)	—	(59)
Serono share of equity recognized by associated companies	—	—	—	—	2	—	2	—	2
Foreign currency translation effect	—	—	—	—	—	42,730	42,730	—	42,730
Net income recognized directly in equity	—	—	—	—	39,742	42,730	82,472	—	82,472
Net income	—	—	—	369,175	—	—	369,175	119	369,294
Total recognized income and expense	—	—	—	369,175	39,742	42,730	451,647	119	451,766
Issue of share capital	889	25,561	2,706	—	—	—	29,156	—	29,156
Share-based compensation	—	—	—	29,737	—	—	29,737	—	29,737
Dividend - bearer shares	—	—	—	(35,224)	—	—	(35,224)	—	(35,224)
Dividend - registered shares	—	—	—	(81,862)	—	—	(81,862)	—	(81,862)
Purchase of minorities	—	—	—	—	—	—	—	(123)	(123)
Balance as of June 30, 2006	236,444	526,166	(370,018)	2,085,755	54,396	30,742	2,563,485	907	2,564,392

The accompanying selected explanatory notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows (unaudited)

Six months ended June 30	2006	2005
	US$’000	US$’000

Net Income / (Loss)	369,294	(391,866)
Reversal of non-cash items
Taxes	59,619	(20,434)
Depreciation and amortization	64,074	68,093
Interest income	(33,695)	(25,906)
Interest expense	8,236	8,779
Unrealized foreign currency exchange results	(7,461)	7,230
Legal provision	—	725,000
Share of loss / (profit) of associates	585	(26)
Other non-cash items	34,608	(16,820)
Operating Cash Flows Before Working Capital Changes	495,260	354,050

Working capital changes
Trade and other payables, other current liabilities and deferred income	(34,881)	(73,180)
Trade accounts receivable and other receivables	(31,261)	(18,180)
Inventories	21,097	4,739
Prepaid expenses and other current assets	(44,655)	(14,289)
Taxes paid	(50,215)	(76,029)
Net Cash Flows From Operating Activities	355,345	177,111

Purchase of tangible fixed assets	(74,780)	(76,267)
Proceeds from disposal of tangible fixed assets	1,004	2,203
Purchase of intangible assets	(12,277)	(47,686)
Proceeds from disposal of intangibles	400	—
Purchase of available-for-sale financial assets	—	(167,077)
Proceeds from sale of available-for-sale financial assets	409,726	607,453
Purchase of investments in associates	—	(4,748)
Interest received	42,376	59,084
Net Cash Flows From Investing Activities	366,449	372,962

Proceeds from issue of Serono shares	11,218	11,055
Proceeds from exercise of options on Serono shares	12,377	4,534
Proceeds from issue of call options on Serono shares	—	263
Proceeds from issue of financial debts	58,451	32,694
Repayments of financial debt	(19,143)	(4,728)
Other non-current liabilities	(2,240)	(7,942)
Interest paid	(2,814)	(2,062)
Dividends paid	(117,086)	(110,382)
Net Cash Flows Used For Financing Activities	(59,237)	(76,568)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,484	(1,740)
Net Increase in Cash and Cash Equivalents	664,041	471,765

Cash and Cash Equivalents at the Beginning of Period	358,853	275,979
Cash and Cash Equivalents at the End of Period	1,022,894	747,744

The accompanying selected explanatory notes form an integral part of these financial statements.

Selected explanatory notes to the interim financial report for the six months ended June 30, 2006 (unaudited)

1.                              Basis of Preparation

This unaudited interim financial report of the Serono group (“group” or “Serono”) has been prepared in accordance with IAS 34 - “Interim Financial Reporting” and in accordance with the accounting policies set out in the Serono 2005 Annual Report, with the exception of the following new International Financial Reporting Standards adopted by the group:

IAS 19 (Amended), “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” The group has adopted the amendments to IAS 19, which introduces the option of an alternative recognition approach for actuarial gains and losses for defined benefit pension plans. The group has elected not to apply the option of recognizing actuarial gains and losses arising on its defined benefit plans in full in the statement of recognized income and expense and continues to recognize the amortization of actuarial gains and losses outside the corridor in the income statement.

The following amendments have been adopted by the group and have had no effect on these consolidated financial statements: IAS 39 (Amended), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”; IAS 39 (Amended), “The Fair Value Option”; IAS 39 and IFRS 4 (Amended), and “Financial Guarantee Contracts”.

These consolidated financial statements were approved for issuance on July 25, 2006 by Serono S.A.’s Board of Directors.

2.                              Segment information – geographical segments

Six months ended June 30, 2006	Western Europe	North America	Middle East, Africa and Eastern Europe	Asia-Pacific, Oceania and Japan	Latin America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties	554,891	434,926	100,080	67,887	65,748	—	1,223,532
Royalty and license income	113,661	1,957	27,492	—	—	—	143,110
Total revenues	668,552	436,883	127,572	67,887	65,748	—	1,366,642
Operating income	385,625	222,198	38,017	23,500	38,140	(110,863)	596,617
Impairment losses on tangible and intangible assets	(1,480)	—	—	—	—	—	(1,480)
Corporate research and development expenses						(192,155)	(192,155)
Operating income							402,982

			Middle East,
			Africa and	Asia-Pacific,
	Western	North	Eastern	Oceania	Latin
Six months ended June 30, 2005	Europe	America	Europe	and Japan	America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties	542,476	401,430	93,680	63,447	61,867	—	1,162,900
Royalty and license income	96,599	902	17,736	—	—	—	115,237
Total revenues	639,075	402,332	111,416	63,447	61,867	-	1,278,137
Operating (loss) / income	(448,189)	206,418	24,860	17,681	33,574	(52,813)	(218,469)
Corporate research and development expenses	—	—	—	—	—	(231,298)	(231,298)
Operating loss							(449,767)

Unallocated items represent income and expenses of corporate coordination functions, which are not directly attributable to specific geographical segments. Product sales to third parties are allocated to the geographical segments based on the country in which the customer is located. Royalty and license income is allocated to the geographical segments based on the country that receives the royalty. Operating income / (loss) is allocated to the geographical segments as recorded by the legal entities in the respective regions. There are no sales or other transactions between the geographical segments.

3.                              Financial income and expense

Six months ended June 30	2006	2005
	US$000	US$000
Interest income	33,695	25,906
Other financial income	87	14
Fair value gain on interest rate swaps	59	—
Realized gains on disposal of available-for-sale financial assets	8,582	29,871
Financial income	42,423	55,791

Six months ended June 30	2006	2005
	US$000	US$000
Interest expense	(8,236)	(8,779)
Other financial expense	(3,869)	(3,270)
Fair value loss on interest rate swaps	—	(62)
Impairment losses on available-for-sale financial assets	(313)	(8,486)
Financial expense	(12,418)	(20,597)

During the six months ended June 30, 2006, the group recognized a realized gain of $8.4 million (2005: $30.0 million) on partial disposal of an available-for-sale equity investment and impairment losses of $0.3 million (2005: $8.4 million) on its available-for-sale equity investments.

4.                              Taxes

The effective income tax rate for the six months ended June 30, 2006 is 12.5% (2005: 12.4%). The effective income tax rate is calculated by dividing the income tax expense by the income / (loss) before taxes reduced by capital and other taxes, both without the tax impact of the litigation and related costs. Taxes recognized for the six months ended June 30, 2005 included $64.5 million in deferred tax income from the recognition of the litigation expense and related costs as disclosed in note 11 concerning legal proceedings.

Six months ended June 30	2006	2005
	US$000	US$000
Income tax expense without tax impact for the litigation expense and related costs	52,830	37,927
Capital and other taxes	6,789	6,164
Total tax expense	59,619	44,091
Deferred tax income from litigation expense and related costs	—	64,525
Total taxes	59,619	(20,434)

5.                              Earnings / (loss) per share

Basic earnings / (loss) per share

Basic earnings / (loss) per share is calculated by dividing the net income /(loss) attributable to equity holders of Serono S.A. by the weighted average number of shares outstanding during the period presented. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total number of issued shares.

Six months ended June 30	2006	2005
	US$000	US$000
Net income / (loss) attributable to bearer equity holders of Serono S.A.	258,108	(273,861)
Net income / (loss) attributable to registered equity holders of Serono S.A.	111,067	(118,764)
Total net income / (loss) attributable to the equity holders of Serono S.A.	369,175	(392,625)
Weighted average number of bearer shares outstanding	10,237,254	10,158,113
Weighted average number of registered shares outstanding	11,013,040	11,013,040

Six months ended June 30	2006	2005
	US$	US$
Basic earnings / (loss) per share
Bearer shares	25.21	(26.96)
Registered shares	10.09	(10.78)
American depositary shares	0.63	(0.67)

Basis earnings per share for the three months ended June 30, 2006 was $12.92 compared to $12.02 for the three months ended June 30, 2005.

Diluted earnings / (loss) per share

For diluted earnings / (loss) per share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax that would not be incurred if the bond were converted. The effect of the convertible bond and the effect of the outstanding stock options were excluded from the calculation of diluted earning per share for the six months ended June 30, 2005, as they were anti-dilutive.

Six months ended June 30	2006	2005
	US$000	US$000
Net income / (loss) attributable to the equity holders of Serono S.A. for basic earnings / (loss) per share	369,175	(392,625)
Interest expense on convertible bond	7,005	—
Net income / (loss) attributable to the equity holders of Serono S.A. for dilutive earnings / (loss) per share	376,180	(392,625)

Weighted average number of bearer shares outstanding for basic earnings / (loss) per share	10,237,254	10,158,113
Adjustment for dilutive stock options	38,686	—
Adjustment for assumed conversion of convertible bond	423,996	—
Weighted average number of bearer shares outstanding for dilutive earnings / (loss) per share	10,699,936	10,158,113

Six months ended June 30	2006	2005
	US$	US$
Diluted earnings / (loss) per share
Bearer shares	24.90	(26.96)
Registered shares	9.96	(10.78)
American depositary shares	0.62	(0.67)

Fully diluted earnings per share for the three months ended June 30, 2006 was $12.78 compared to $11.90 for the three months ended June 30, 2005. Fully diluted earnings per share for the three months ended June 30, 2006 and 2005 includes the dilutive impact of outstanding stock options and the conversion of the convertible bond that would result in the issuance of an additional 444,817 bearer shares (2005: 448,595).

6.                              Share capital

	As of June 30, 2006
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,877,992	CHF25	271,950	167,659
Total			382,080	236,444
Authorized share capital – bearer	9,018,860	CHF25	225,472	183,444
Conditional share capital – bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	29,534
Conditional share capital – bearer for stock options	624,399	CHF25	15,610	12,700

	As of December 31, 2005
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,832,507	CHF25	270,813	166,770
Total			380,943	235,555

Authorized share capital – bearer	1,400,000	CHF25	35,000	26,553
Conditional share capital – bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	27,540
Conditional share capital – bearer for stock options	669,884	CHF25	16,747	12,705

Registered shares have a nominal value of CHF10 each and bearer shares have a nominal value of CHF25 each. Registered and bearer shares participate in dividends in proportion to their nominal value. Each share entitles the holder to one vote. The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

The shareholders at the Annual General Meeting of Shareholders on April 25, 2006 authorized an increase in share capital by a maximum amount of CHF190,471,500 through the issuance of a maximum of 7,618,860 new bearer shares, each with a par value of CHF25, until April 25, 2008. The Board of Directors may proceed to increase the share capital all at once or in installments.

7.                              Treasury shares

There were 641,470 treasury shares held by the group as of January 1, 2006. During the six months ended June 30, 2006, no additional treasury shares were acquired (none in 2005). During the six months ended June 30, 2006, 5,395 treasury shares were granted to employees (5,766 shares in 2005) as part of the Employee Share Purchase Plan. In addition, 29 treasury shares were issued as part of the Stock Grant Plan and no additional treasury shares (988 shares in 2005) were issued upon the exercise of stock options as part of the Director Stock Option Plan.  The total number of treasury shares held as of June 30, 2006 is 636,046.

8.                              Distribution of earnings

The proposed gross dividend in respect of 2005 of CHF4.00 gross (2005: CHF3.60) per registered share, CHF10.00 gross (2005: CHF9.00) per bearer share or CHF0.25 gross (2004: CHF0.23) per American depositary share, was approved by shareholders at the Serono Annual General Meeting held on April 25, 2006.  The dividend equivalent to $117.1 million was subsequently paid on April 28, 2006 and has been accounted for as an appropriation of retained earnings in the six months ended June 30, 2006.

9.                              Equity compensation plans

Employee Stock Option Plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share (“ADS”) of Serono S.A. stock, depending on which affiliate employs the holder. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant.

Movements in the number of employee bearer stock options and ADS stock options outstanding are as follows:

	2006		2005
		Weighted		Weighted
		average		average
	Bearer	exercise	Bearer	exercise
	options	price CHF	options	price CHF
Outstanding as of January 1	382,692	984	346,486	995
Granted	100,420	919	91,465	859
Exercised	(20,249)	722	(7,885)	615
Cancelled	(21,680)	1,092	(11,830)	1,112
Outstanding as of June 30	441,183	976	418,236	968

	2006		2005
		Weighted		Weighted
		average		average
	ADS	exercise	ADS	exercise
	options	price US$	options	price US$
Outstanding as of January 1	1,791,150	16.52	1,066,800	15.54
Granted	902,720	17.49	834,200	17.73
Exercised	(61,300)	15.53	(5,550)	15.55
Cancelled	(168,390)	17.06	(140,050)	15.83
Outstanding as of June 30	2,464,180	16.86	1,755,400	16.51

During the six months ended June 30, 2006, 20,249 bearer stock options (2005: 7,885 bearer stock options) were exercised yielding proceeds of CHF14.6 million or $11.4 million (2005: CHF4.9 million or $3.9 million) and 61,300 ADS options (2005: 5,550 options) were exercised yielding proceeds of $1.0 million (2005: $0.1 million). Bearer and ADS stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of June 30, 2006 is 95,571 options (2005: 210,566 options).

Director Stock Option Plan

Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning one year after their grant rateably over four years. Each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. There were 5,200 options granted (2005: 5,200) to directors during the six months ended June 30, 2006. No director stock options were cancelled or exercised (1,320 option were exercised in 2005, yielding total proceeds of CHF0.7 million) during the six months ended June 30, 2006. There are 27,000 director stock options outstanding as of June 30, 2006 (2005: 24,600 director stock options) with a weighted average exercise price of CHF798 (2005: CHF770).

A total compensation expense of $10.7 million (2005: $8.8 million) has been recognized for the six months ended June 30, 2006 arising on share-based payment transactions related to stock options. The compensation expense in 2006 has been charged to the appropriate income statement headings as follows: cost of product sales $0.8 million, selling, general and administrative $5.7 million and research and development $4.2 million.

Employee Share Purchase Plan

The group has an Employee Share Purchase Plan (“ESPP”) covering substantially all of its employees. The ESPP is designed to allow employees to purchase every calendar year bearer shares or American depositary shares at 85% of the lower of the average market values in the 10 days preceding the beginning and end of the calendar year. Shares purchased under the ESPP are granted in January of the following calendar year. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee’s annual salary. During the six months ended

June 30, 2006, 21,904 bearer shares (2005: 20,940 bearer shares) were issued to employees at a price of CHF630 per share (2005: CHF630 per share). As of June 30, 2006, a total of $5.8 million (2005: $5.6 million) in contributions was held by the group to be used to purchase bearer and American depositary shares on behalf of employees in January 2007.

Shares purchased under the ESPP that are held for one calendar year after the purchase date entitle each participant to receive, on a one-time basis in early January of each year, one matching share for every three shares purchased and held. In January 2006, 5,437 bearer shares (2005: 5,766 bearer shares) were distributed to employees.

The total compensation expense of $2.7 million (2005: $3.8 million) has been recognized for the six months ended June 30, 2006 arising on share-based payment transactions related to the ESPP discount and matching shares. The compensation expense in 2006 has been charged to the appropriate income statement headings as follows: cost of product sales $0.5 million, selling, general and administrative $1.5 million and research and development $0.7 million.

Director Share Purchase Plan

The group has a share purchase plan reserved for its Board of Directors (the “DSPP”). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders (the “AGM”) and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. There were 1,800 bearer shares issued to the directors that participate in the plan during the first six months of 2006 (1,348 in 2005).

Restricted Share Plan

The group has a Restricted Share Plan whereby employees may be granted restricted share awards as a result of an award based on certain performance criteria.  Shares granted under this plan generally have a three-year vesting period.  No shares were granted to employees during the first six months of 2006 and 2005.

Stock Grant Plan

The group adopted a new Stock Grant Plan effective January 1, 2006, whereby selected employees may be granted restricted share awards at the absolute discretion of the Board of Directors. Shares granted under this plan will vest in three annual installments on the first, second and third anniversaries of the grant date subject to continuous employment from the grant date to the vesting dates. There were 29,917 bearer shares and 856,430 American depositary shares granted to selected employees during the first six months of 2006. The compensation expense in 2006 of $8.8 million has been charged to the appropriate income statement headings as follows: cost of product sales $0.6 million, selling, general and administrative $5.3 million and research and development $2.9 million.

10.  Principal shareholders

As of June 30, 2006, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 57.01% of the capital and 66.93% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.77% of the capital and 8.58% of the voting rights of Serono S.A.

11.  Legal proceedings

Serono’s principal US subsidiary, Serono Inc., received a subpoena in 2001 from the US Attorney’s office in Boston, Massachusetts requesting that it produce documents for the period from 1992 forward relating to Serostim. During 2002, Serono Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the US Attorney’s subpoena.  Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into sales, marketing and other practices. These investigations seek to determine whether such practices violated any laws, including the

Federal False Claims Act or the US Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono cooperated fully with the investigation and agreed to settle this dispute in October 2005. Under the terms of the settlement agreement, approximately $724.9 million was paid as a comprehensive settlement with federal and state governments and to cover related costs. Serono’s US holding company, Serono Holding Inc., also entered into a Corporate Integrity Agreement with the Office of Inspector General of the US Department of Human Health Services in connection with the investigation.

In September 2005, the Government Employees Hospital Association (“GEHA”), a health insurance plan, filed a purported class action on behalf of third party payors and individual consumers against Serono Inc. and Serono International S.A. alleging that Serono Inc. and Serono International S.A. inflated the average wholesale price (AWP) of certain products, and that this inflation caused GEHA to overpay for those products. In November 2005, GEHA filed an amended complaint alleging, in addition to its average wholesale price claims, that Serono illegally promoted and marketed Serostim. On February 22, 2006, GEHA requested (and Serono consented to) permission from the court to file a Second Amended Class Action Complaint which adds another plaintiff, District Council 37 Health & Security Plan Trust (alleged to be a third party payor of prescriptions for its members), does not contain any AWP claims, adds Serono Laboratories, Inc. as a defendant, alleges that Serono illegally promoted and marketed Serostim, and alleges that Serono used improper and inappropriate sales and marketing practices to increase the sales of other Serono products, including Cetrotide, Crinone, Gonal-F, Fertinex, Ovidrel, Pergonal, Profasi, Rebif, and Saizen. The allegations in the Second Amended Complaint concerning Serostim are drawn from the government investigation of Serostim discussed above. The Second Amended Complaint alleges eight counts: (1) violation of 18 U.S.C. § 1962(C) (civil RICO); (2) violation of 18 U.S.C. § 1962(C) (civil RICO); (3) violation of 18 U.S.C. § 1962(D) (civil RICO conspiracy); (4) civil conspiracy; (5) violation of the Massachusetts Consumer Protection Act; (6) violation of consumer protection statutes of 44 states and the District of Columbia; (7) common law fraud; and (8) unjust enrichment. The parties are still engaged in preliminary motion practice and the Serono Defendants have not yet filed an answer. The Serono Defendants intend to vigorously defend the lawsuit. The final settlement or adjudication of this matter could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of this matter or ultimate outcome.

On April 7, 2006, Eugene Francis filed a purported class action on behalf of all persons or entities that paid a portion of the purchase price for Serostim against Serono Inc., Serono Laboratories, Inc., and certain other parties. The allegations of the complaint concern only the sales and marketing of Serostim, and are substantially similar to the allegations concerning Serostim made in the GEHA matter described above. The complaint contains the same eight counts as the GEHA Second Amended Complaint described above. The parties are still engaged in preliminary motion practice, and the Serono Defendants have not yet filed an answer. The case has be consolidated with the GEHA case. The Serono Defendants intend to vigorously defend this case. The final settlement or adjudication of this case could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of these cases or ultimate outcome.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	July 26, 2006	By: /s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer